EX-FILING FEES

Calculation of Filing Fee Table

Schedule TO

(Form Type)

New Mountain Finance Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$201,250,000	0.0001102	$22,177.75
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$201,250,000
Total Fees Due for Filing			$22,177.75
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$22,177.75